EXHIBIT 12

S e c u r i t i e s C o u n s e l o r s, I n c . The Securities Professionals For Private and Public Issuers, Shareholders and Funding Sources

December 22, 2016

McGraw Conglomerate Corporation

711 Berkshire Court

Downers Grove, Illinois 60516

Gentlemen:

We are acting as counsel to McGraw Conglomerate Corporation (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Offering Statement on Form 1-A. The Offering Statement covers 30,000,000 shares of the Company’s common stock (the “Shares”).

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1. The Shares have been duly authorized by all necessary corporate action of the Company.

2. When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net